Carol McMahan
Direct: 312.454.0292
cmcmahan@synergylawgroup.com

July 9, 2015

VIA ELECTRONIC DELIVERY
Ms. Susan Block
Attorney-Advisor
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D. C. 20549-4628

Re:	Sadiya Transport, Inc.
Registration Statement on Form S-1
Filed June 22, 2015
File Number 333-204242

Dear Ms. Block:

This letter is in response to your comment letter dated July 8, 2015 to Altaf S. Shariff, President and Chief Executive Officer of Sadiya Transport, Inc. (the “Company”), regarding the Company’s Registration Statement on Form S-1 filed June 22, 2015. We have today filed electronically on EDGAR a marked copy of the Company’s Registration Statement on Form S-1/A (the “Registration Statement”) along with this letter. These revisions incorporate the changes made in response to your comments which are itemized below.

U. S. Securities and Exchange Commission
July 9, 2015

Registration Statement Cover Page

COMMENT 1

1.	We note your response to our prior comment 1. Given that you are registering the offer of a number of shares, please revise to indicate that you are calculating the fee under Rule 457(a).

Response:

The Company has revised the cover page of the Registration Statement to provide that the fee is being calculated under Rule 457(a).

Risk Factors, page 7

COMMENT 2

2.
We note your response to our prior comment 6 and reissue. We note at page 19 under “Services,” you discuss the modifications you hope to make to rickshaws in order to make them handicap friendly. Please make this risk factor more specific to discuss the risks involved with being able to make your proposed modifications to an already built rickshaw.

Response:

The Company has revised the risk factor to specifically address the risks associated with remodeling a rickshaw to make it handicap friendly.

The Company and management acknowledge and understand that they are responsible for the accuracy and adequacy of the disclosures made in their filing.

The Company further acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Company’s responses and revisions address the comments raised in your letter to the Company dated July 8, 2015. However, the Company will provide further information and make further revisions at your direction.

Very truly yours,

Carol S. McMahan